AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Subject Company (Issuer))

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245915103
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Senior Vice President, General Counsel and Secretary
Delaware Investments Dividend and Income Fund, Inc.
2005 Market Street
Philadelphia, PA 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________
Form or Registration No.: __________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third-party tender offer subject to Rule 14d-1.

/X/	issuer tender offer subject to Rule 13e-4.

/ /	going-private transaction subject to Rule 13e-3.

/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

/ /	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

/ /	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Press Release
PHILADELPHIA, May 18, 2017
For immediate release
Delaware Investments® Dividend and Income Fund, Inc. announces self-tender offer for up to five percent of its shares

Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the "Fund") announced today that its Board of Directors has authorized an issuer tender offer to purchase for cash up to 404,640 shares of its common stock, representing 5 percent of its issued and outstanding shares of common stock, each of which has a par value of $0.01 per share. The tender offer will commence on Thursday, June 1, 2017, and will expire, unless extended, at 11:59 p.m., New York City time, on Thursday, June 29, 2017. Subject to various terms and conditions described in offering materials to be distributed to shareholders: (1) purchases will be made at a price per share equal to 98% of the Fund's net asset value per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a prorated basis.

The shares of common stock of the Fund have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 888 605-8334 or on the Fund's website at delawarefunds.com/closed-end.

The Fund is a diversified closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities, which may include up to 25% in real estate investment trusts (REITs) and real estate industry operating companies. Up to 35% of the Fund's total assets may be invested in nonconvertible debt securities consisting primarily of high-yield, high-risk corporate bonds. In addition, the Fund utilizes leveraging techniques in an attempt to obtain a higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

Shareholders are advised to read the offer to purchase when it is available as it contains important information. The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund's annual report for the fiscal year ended November 30, 2016, will be available without cost at the Commission's web site (sec.gov) or by calling the Fund's Information Agent at 888 605-8334.

About Macquarie Investment Management

Macquarie Investment Management, a member of Macquarie Group, includes the former Delaware Investments and is a global asset manager with offices throughout the United States, Europe, Asia, and Australia. As active managers, we prioritize autonomy and accountability at the team level in pursuit of opportunities that matter for clients. Macquarie Investment Management is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services.

Advisory services are provided by Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware FundsSM by Macquarie, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited (MBL), none of the entities referred to in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of MBL, a subsidiary of Macquarie Group Limited and an affiliate of Macquarie Investment Management. MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.
Contacts and disclaimer
Investors	Media contacts
Georgeson LLC	Daniela Palmieri
888 605-8334	215 255-8878
delawarefunds.com/closed-end
Jessica Fitzgerald
215 255-1336

© 2017 Macquarie Management Holdings, Inc.

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